UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-05742

CUSIP Number: 767754872

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 2, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I — Registrant Information

Rite Aid Corporation

Full Name of Registrant

Former Name if Applicable

P.O. Box 3165

Harrisburg, Pennsylvania 17105

United States

Address of Principal Executive Office

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Rite Aid Corporation (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended September 2, 2023 (the “Form 10-Q”) by the prescribed due date for the reasons further described below.

As previously disclosed by the Company, including in its Quarterly Report on Form 10-Q for the quarter ended June 3, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 11, 2023, the Company has been engaged in reviewing and continues to review strategic alternatives to recapitalize, refinance or otherwise optimize its capital structure (the “Ongoing Review”), which may ultimately result in the Company pursuing one or more significant corporate transactions or other remedial measures. As part of the preparation of the Form 10-Q, the Company is conducting an impairment charge analysis, which, together with the processes involved in the Ongoing Review, require significant resources from the Company's financial, accounting and administrative personnel. As a result, the Company is unable to complete and file the Form 10-Q by the prescribed due date without unreasonable effort and expense.

The Company is working diligently to complete its financial statements and related disclosures and anticipates that the Form 10-Q will be filed on or before October 17, 2023, as permitted by Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

Matthew C. Schroeder	(717) 761-2633
(Name)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒  Yes ☐  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

When the Company completes the preparation of the 10-Q, including the ongoing impairment charge analysis, discussed in Part III above, the Company expects to report a significant increase in net loss for the quarter ended September 2, 2023, as compared to the corresponding quarter ended August 27, 2022. Such increase would result in part from the increase in impairment charges, litigation charges and higher professional expenses. Additionally, the Company expects to also report a significant increase in its outstanding debt for the quarter ended September 2, 2023, as compared to the corresponding quarter ended August 27, 2022.

Forward-Looking Statements

Statements in this notification that are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding the Company’s expectations concerning the timing of completing the Ongoing Review, including the ongoing impairment charge analysis; the outcome of the Ongoing Review and the impact of such review on the Company’s financial statements; the timing of the filing of the Form 10-Q; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties. These risks, assumptions and uncertainties are more fully described in Item 1A (Risk Factors) of our most recent Annual Report on Form 10-K and in other documents that we file or furnish with the SEC which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. The Company expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise.

Rite Aid Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 12, 2023	By:	/s/ Matthew C. Schroeder
Matthew C. Schroeder Executive Vice President and Chief Financial Officer